

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 25, 2017

<u>Via E-Mail</u>
Benjamin S. Miller
Chief Executive Officer
Fundrise Advisors, LLC
1601 Connecticut Avenue NW, Suite 300
Washington, D.C. 20009

> **Re:** **Fundrise West Coast Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed September 29, 2017**
> **File No. 024-10568**

Dear Mr. Miller:

We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3758 with any questions.


Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities


cc: Mark Schonberger
        Goodwin Procter LLP
        Via E-mail